Filed Pursuant to Rule 433
Registration No. 333-139239
Final Term Sheet

Issuer:	Avista Corporation
Issue:	First Mortgage Bonds, 5.125% Series due 2022
Ratings*:	Baa1/BBB+/BBB+ (positive/positive/stable)
Offering Size:	$250,000,000
Coupon:	5.125%
Trade Date:	September 15, 2009
Settlement Date:	September 22, 2009 (T+5)
Stated Maturity:	April 1, 2022
Spread to Benchmark Treasury:	T+170 bps
Yield to Maturity:	5.150%
Benchmark Treasury Yield:	3.450%
Benchmark Treasury:	3.625% due August 15, 2019
Initial Public Offering Price:	99.770%
Proceeds to Issuer (before expenses):	$247,737,500
Optional Redemption:	Make-Whole Call, 30 bps spread over U.S. Treasuries
Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2010
Cusip:	05379B AP2
Joint Bookrunners:	UBS Securities LLC J.P. Morgan Securities Inc.
Senior Co-Managers:	Banc of America Securities LLC KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC
Co-Managers:	Comerica Securities, Inc. U.S. Bancorp Investments, Inc.
*Note: A security rating is not a recommendation to buy, sell or hold securities. Each rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884 or J.P. Morgan Securities Inc. at 212-834-4533.